SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 12/10 - 07/30/2010

Copel wins UHE Colider in the 10th New Energy Auction (A-5)

     Companhia Paranaense de Energia – Copel, in accordance with CVM Instruction 358/2002, hereby informs the market that it won the concession to build and operate the Colider hydroelectric plant (UHE Colider), at the 10th new energy auction held on July 30, 2010. This plant will be built on the Teles Pires River, in Mato Grosso, and will have an installed capacity of 300 MW with 179.6 MW of assured energy.

     Seventy percent of the assured energy was sold on the regulated contracting market (ACR) for R$ 103.40 per MWh, while the remaining 30% will be sold on the free market.

     After undertaking thorough studies, the Company entered into a series of favorable pre-agreements with suppliers in order to reduce construction costs. Moreover, the fact that the Company obtained this concession represents a strategic differential for Copel in coming auctions, in which other hydroelectric plants on the Teles Pires and Tapajós Rivers will be auctioned off.

     Finally, Copel will ask the CMN (National Monetary Council) to authorize this project to be eligible for BNDES financing, given that it falls within the scope of the PAC (Growth Acceleration Program).

Curitiba, July 30, 2010.

Sincerely,

Rafael Iatauro

CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.